PUBLIC

[redacted]

SECI 11023715 SSION

Mail Processing Section NOV 29 2011 Washington, DC 105

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-67421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI Investments, LLC dba SFI Capital Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Euclid Ave., Suite 800
(No. and Street)

Cleveland	Ohio	44115-1877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mikel Harding (216) 579-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brockman, Coats, Gedelian & Co.
(Name – *if individual, state last, first, middle name*)

1735 Merriman Road	Akron	Ohio	44313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mikel Harding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI Investments, LLC dba SFI Capital Group, LLC, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHLEEN ... NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Feb. 9, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

SFI INVESTMENTS, LLC dba
SFI CAPITAL GROUP, LLC

SEPTEMBER 30, 2011

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT 2

STATEMENT OF FINANCIAL CONDITION
September 30, 2011 3

NOTES TO THE FINANCIAL STATEMENT 4-7

BCG
& Company
BROCKMAN, COATS, GEDELIAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
1735 MERRIMAN ROAD • AKRON, OHIO 44313-9007 • PH: (330) 864-6661 • FAX: (330) 864-6918 • WWW.BCGCOMPANY.COM

To the Members and Board of Directors
SFI Investments, LLC dba
SFI Capital Group, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of SFI Investments, LLC dba SFI Capital Group, LLC as of September 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SFI Investments, LLC dba SFI Capital Group, LLC as of September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Brockman, Coats, Gedelian & Co.

November 17, 2011
Akron, Ohio

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 71,143
RESTRICTED CASH	1,610
ACCOUNTS RECEIVABLE	23,688
TOTAL ASSETS	$ 96,441

LIABILITIES

ACCOUNTS PAYABLE	$ 17,058

MEMBERS' EQUITY

MEMBERS' EQUITY	79,383
	$ 96,441

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

SFI Investments, LLC dba SFI Capital Group, LLC (the Company), an Ohio Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, Minnesota, New York, Pennsylvania, and Texas, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $1,610 in a Central Registration Depository (CRD) Account with the FINRA that it uses to pay registration fees.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management, at September 30, 2011, all accounts receivable were considered collectible and therefore no allowance was necessary.

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the September 30, 2011 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of September 30, 2011, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the tax years 2007 and thereafter. In addition, the Company's state income tax returns (Ohio) are open to examination for the tax years 2007 and thereafter.

Subsequent Events

Management has evaluated subsequent events through November 17, 2011, the date the financial statements were available to be issued. No subsequent events were identified for disclosure in the financial statements.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Accounting Estimates</u>

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTIES

The Company entered into a management services agreement (the Agreement) with Cohen & Company, Ltd., whereby Cohen & Company, Ltd. will provide subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. The Agreement can be terminated by either party upon ninety days prior written notice.

The Company entered into a producer commission agreement (the Producer Agreement) with an individual owner of Cohen Capital Advisors, Ltd., a fifty percent owner of the Company, whereby the Company will pay a producer's commission to this individual based on certain revenue generated, as agreed. The commission percentage was one hundred percent of the revenue generated by Cohen Capital Advisors. In return, Cohen Capital Advisors agreed to reimburse the Company for certain costs incurred plus $1,500 per month from March 2010 through January 2011 and $1,200 per month commencing February 2011. The Producer Agreement can be terminated by either party upon prior written notice.

The Company entered into a producer commission agreement on March 1, 2010, with an individual owner of MMI Capital Partners, LLC, a fifty percent owner of the Company, whereby the Company will pay a producer's commission to this individual based on certain revenue generated, as agreed. The commission percentage is ninety percent of the first three hundred thousand of revenue plus five percent of all revenue in excess of three hundred thousand. In return, this individual agreed to reimburse the Company for certain direct costs incurred plus a quarterly fee. The percentage thresholds and the quarterly fee are adjusted based on the total number of office locations that are under the supervision of this individual.

At September 30, 2011, approximately $16,000 of producer commission expenses, net of the reimbursed costs, was included in accounts payable.

NOTES TO THE FINANCIAL STATEMENT

4. NET CAPITAL PROVISION OF RULE 15C3-1:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2011, the Company had net capital of $54,085, which was $49,085 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2011, the ratio was .32 to 1.

5. EXEMPTION FROM RULE 15C3-3:

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.


CARING PEOPLE. SHAPING FUTURES.™

SFI INVESTMENTS, LLC dba
SFI CAPITAL GROUP, LLC

INDEPENDENT AUDITOR'S REPORT

SEPTEMBER 30, 2011

BCG
&Company
BROCKMAN, COATS, GEDELIAN & CO.